UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                           SCHEDULE 13D

             Under the Securities Exchange Act of 1934

                 Williams Industries, Incorporated
- -
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                         (Name of Issuer)

             Common Stock, par value $0.10 per share
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                    (Title of Class of Securities)

                             969493204
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                          (CUSIP Number)

                      Frank E. Williams, Jr.
                       2789-B Hartland Road
                   Falls Church, Virginia 22043
                          (703) 641-4612
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   (Name, Address and Telephone Number of Person Authorized to
                Receive Notices and Communications)

                          October 4, 1999
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       (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule
13d-1(e),
Rule 13d-1(f) or Rule 13d-1(g), check the following box |X|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 969493204


1       NAME OF REPORTING PERSON  Frank E. Williams, Jr.
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        ###-##-####
- - --------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (See Instructions)(a) |X| (b) |_|

- - --------------------------------------------------------------
3       SEC USE ONLY
- - --------------------------------------------------------------
4       SOURCE OF FUNDS (See Instructions)
        AF
- - --------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) |_|
- - --------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        United States
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                      7      SOLE VOTING POWER
                                 1,284,365
                     - -------------------------------------------
     NUMBER OF        8      SHARED VOTING POWER
       SHARES                    0
    BENEFICIALLY     -- ------------------------------------------
      OWNED BY        9      SOLE DISPOSITIVE POWER
        EACH                     1,284,365
     REPORTING        - ------------------------------------------
       PERSON         10     SHARED DISPOSITIVE POWER
        WITH                     0
- - --------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
          PERSON
                                 1,284,365

- - --------------------------------------------------------------
12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES  (See Instructions) |X|

- - --------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          35.8%
- - --------------------------------------------------------------
14      TYPE OF REPORTING PERSON (See Instructions)
          IN,CO,PN,OO


Item 1.   Security and Issuer.

    This report relates to the Common Stock, $0.10 par value
("Common Stock"), of Williams Industries, Incorporated, which has its principal business offices at 2849 Meadow View Road, Falls Church, VA 22042.


Item 2.  Identity and Background.

This statement is filed on behalf of Mr. Frank E. Williams, Jr., who is the beneficial owner of the Common Stock which is the subject of this statement. Mr. Williams directly or indirectly beneficially owns these shares as set forth below. Mr. Williams' business address is 2789-B Hartland Road, Falls Church, Virginia 22043. His principal principal occupation is Chairman of the Board of Williams Enterprises of Georgia, Inc., 1285 Hawthorne Ave., P.O. Box 756, Smyrna, GA 30081. During the last five years he has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. He is a United States citizen.

Mr. Williams owns 352,619 shares directly and has presently exercisable options on an additional 8,000 shares.

505,546 shares are owned by Williams Family Limited Partnership, a Virginia limited partnership whose general partner is Williams Family Corporation, a Virginia corporation of which Mr. Williams is the president and controlling shareholder. 282,466 of the foregoing shares are owned of record by Kravata of Virginia, Inc., a Virginia Corporation, of which the Williams Family Limited Partnership is the controlling shareholder. Its business is the holding of these shares. Williams Family Limited Partnership's business is the holding and managing of assets for the benefit of Williams family members and estates. Williams Family Corporation's business is to serve as the general partner of the Williams Family Partnership. The business address of each of these entities is 2789-B Hartland Road, Falls Church, VA 22043.

75,900 shares are owned by Mr. Williams' father, from whom Mr. Williams has a broad power of attorney to vote and make all investment decisions as to these shares.

3,000 shares are held by Mr. Williams as trustee for a minor grandchild.

1,000 shares are owned by the Williams Family Foundation, a charitable trust of which Mr. Williams is the controlling person.

338,300 shares are owned by Williams Enterprises of Georgia, Inc., of which Mr. Williams is the controlling shareholder and Chairman of the Board of Directors.

None of the persons or entities named above during the last ten years has been convicted in any criminal proceeding
(excluding traffic violations or similar misdemeanors), nor has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3. Source and Amount of Funds or Other Consideration

Mr. Williams is the founder of the Company and has acquired the beneficial ownership reported in various transactions since and including the formation of the Company, using personal funds and, in the case of the shares owned by Williams Enterprises of Georgia, Inc., and Williams Family Limited Partnership, working capital funds. For recent transactions, see Item 5 below.


Item 4.  Purpose of Transaction

Mr. Williams has acquired the shares for investment. He has been a control person of the Company since its formation.


Item 5.  Interest in Securities of the Issuer

The information included on the cover page of this report is incorporated herein by reference.

On October 4, 1999, Mr. Williams, through the Williams Family Limited Partnership's acquisition of Kravata of Virginia, Inc., ("KVI") acquired indirectly 620,766 shares of the Company from Bank of America for $3 per share, with the proviso that KVI would pay as additional consideration 15% of any increase in the market price of the shares above $4 per share through October 1, 2001, upon notice from Bank of America no more than one time.

During the period February 25 - April 28, 2000, Mr. Williams indirectly acquired 147,200 shares of common stock, all on the open market from funds under his control at price from $2.50 to $3.00 per share, averaging $2.77 per share.



Item 6.  Contracts, Arrangements, Understandings or
Relationships with Respect to Securities of the Issuer

50,000 of the shares owned by Kravata of Virginia, Inc.
are pledged to secure the right of the Bank of America to receive an amount equal to 15% of any increase in market price over $4 per share on 620,766 shares through October 1, 2001.


Item 7.  Material to be Filed as Exhibits

Not Applicable


Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date      : May 1, 2000


Signature : S/Frank E. Williams, Jr.
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